UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

AS Capital, Inc.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-55999

Nevada	83-2187195
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3609 Hammerkop Drive North Las Vegas, NV 89084 (Address of principal executive offices)

(970) 817-1734

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: June 5, 2019

AS Capital, Inc.

3609 Hammerkop Drive

North Las Vegas, NV 89084

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “AS Capital, Inc.” “we,” “us,” and “our” include AS Capital, Inc.

INTRODUCTION

This information statement (this “Information Statement”) is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Share Purchase transaction described below. The date of this Information Statement is June 5, 2019.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2019 and is being mailed to our stockholders of record as of June 5, 2019 (the “Record Date”). The mailing date of this Information Statement will be on or about June 5, 2019. On the twelfth (12th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”). The information contained in this Information Statement regarding the persons designated to become our directors has been furnished to the Company by third parties and we assume no responsibility for its accuracy or completeness.

On June 4, 2019, AS Capital, Inc., a Nevada corporation (“we,” “ASIN” or the “Company”), XRC, LLC, a Colorado limited liability company (“XRC”) and Xue Ran Gao (“Purchaser”) entered into a Stock Purchase Agreement (the “SPA”), pursuant to which Purchaser agreed to purchase from XRC 11,000,000 shares of common stock of the Company, par value $0.0001, and 964 shares of Series A Preferred Stock of the Company, par value $0.0001, for aggregate consideration of Four Hundred Thousand Dollars ($410,000) in accordance with the terms and conditions of the SPA. XRC is the controlling shareholder of the Company. Upon the consummation of the purchase, the Purchaser will hold a controlling interest in the Company, and may unilaterally determine the election of the Board and other substantive matters requiring approval of the Company’s stockholders.

The parties have agreed to appoint the Purchaser to serve as the sole executive officer and director of the Company upon the consummation of such purchase.

The consummation of this transaction is subject to satisfactory due diligence by the Purchaser among other conditions more fully described in the SPA.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

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VOTING SECURITIES

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $.0001 per share, (the "Common Stock"), of which there are 2,010,000 issued and outstanding, and 10,000,000 shares of Preferred Stock, (the “Preferred Stock”) par value $.0001 per share. There are 10,000,000 authorized Preferred Stock, 1,000,000 are designated Series A Convertible Preferred Stock and 3,000,000 are designated Series B Preferred Stock and 1,000,000 are designated Series C Preferred Stock. 964 Series A shares are outstanding and 1,000,000 Series C shares which carry 1,000,000,000,000 votes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our director, and our executive officer and directors as a group as of June 1, 2019. The persons named have sole voting and investment power with respect to such shares. There are not any pending arrangements that may cause a change in control. However, it is anticipated that there will be one or more change of control, including adding members of management, possibly involving the private sale or redemption of our principal shareholder’s securities or our issuance of additional securities, at or prior to the closing of a business combination.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner.

Name and Address(1)	Amount and Nature of Beneficial Ownership	Percentage of Class (2)

XRC, LLC (3)	1,000,000 ( Series C Preferred) (4)	100%
XRC, LLC (3)	964 (Series A Preferred) (5)	98%
	0 (Series B Preferred)

All Officers and Directors as a group (2 persons)(3)	964 (Series A Preferred)	98%

_________________
(1)	The address for the person named in the table above is c/o the Company.

(2)	Based on 2,010,000 common shares outstanding as of the date of this Registration Statement.

(3)	Controlled by Chris Lotito who is President of the Company.

(4)	1,000,000 Series C shares equate to 1,000,000,000,000 votes in matters before the shareholders (99.76%)

(5)	964 Series A shareholders have one collective common vote in matters before the shareholders. These are all controlled by XRC, LLC as the control party holding over 98% of the Series A shares.

This table is based upon information derived from our stock records. We believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned; except as set forth above, applicable percentages are based upon 2,010,000 shares of common stock outstanding as of the date of this filing.

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CHANGES TO THE BOARD OF DIRECTORS

On the Effective Date, There will be a change in our Board and executive officers. The parties have agreed to appoint the Purchaser Xue Ran Gao to serve as the sole executive officer and director of the Company upon the consummation of such purchase.

Gao as the sole director appointed to our Board, was not a member of the Board prior to the Share Purchase and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the appointee has never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. The sole director, Gao, will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors prior to the Share Purchase

Name	Age	Position
Chris Lotito	53	Chairman of the Board of Directors and President

Chris Lotito.

Mr. Lotito is our Chief Executive Officer, and a member of our Board of Directors. Mr. Lotito has been self employed as a business consultant for the past 5 years. Mr. Lotito’s consulting has mainly been in the areas of financing and business combinations. This experience with business combinations and evaluating such fit an officer /director for a company seeking an acquisition.

Director Appointee

Name	Age	Position

Xue Ran Gao	44	Chief Executive Officer, Chief Financial Officer, Secretary and Sole Director

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CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC (the “OTC”) under the symbol “ASIN”. The OTC does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors. Additionally, we will adopt charters relative to each such committee. Following the Share Purchase, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange). The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members. The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

EXECUTIVE OFFICERS

In connection with the Share Purchase, Chris Lotito, will resign as President and as a member of the Board of Directors, following the Board of Directors appointment of Xue Ran Gao to serve as our Chief Executive Officer, Chief Financial Officer Secretary and as a member of the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2017, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information concerning all cash and non-cash compensation awarded to, earned or paid to certain of all executive officers and other key employees of the Company who were serving as of the date of this Information Statement for services in all capacities during the last two (2) completed fiscal years ended December 31, 2017 and 2018. The compensation listed below was paid to our officers by the Company.  The following information is calculated in U.S. dollars, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Chris Lotito	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
John Karatzaferis	2017	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2018	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Outstanding Equity Awards at Fiscal Year End

There are no outstanding equity awards at June 5, 2019.

Option Plan

There are no stock options and no common shares set aside for any stock option plan.

Director Compensation

AS Capital, Inc. has not yet provided any compensation to its directors in the fiscal year ended December 31, 2019. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future. Prior to the Share Purchase, Chris Lotito, the sole director and officer of the Company was not receiving compensation for his services.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Nevada law and the Company’s Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while servicing as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Purchase. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

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STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

AS Capital, Inc.

3609 Hammerkop Drive
North Las Vegas, NV 89084

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 5, 2019

AS Capital, Inc.

By:	/s/ Chris Lotito
Name: Chris Lotito
Title: Chief Executive Officer

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